AMENDMENT

This Amendment to each of the Amended and Restated Distribution Agreement by and between CUNA Brokerage Services, Inc. ("CBSI") and CUNA Mutual Insurance Society ("CMIS") for Variable Annuity Contracts dated as of January 1, 2008 and the Amended and Restated Servicing Agreement related to the Distribution Agreement between CMIS and CBSI for Variable Annuity Contracts effective January 1, 2008 (collectively, the Distribution and Servicing Agreements") is effective as of February 23, 2011.

WHEREAS, CMIS compensates CBSI under the Distribution and Servicing Agreements for certain services provide by CBSI related to variable annuity contracts issued by CMIS; and

WHEREAS, no dealer concessions have been paid to CBSI from CMIS under the Distribution and Servicing Agreements for the 2009 calendar year for sales of MEMBERS Variable Annuity III contracts; and

WHEREAS, the parties agree that the dealer concessions due for the 2009 calendar year for MEMBERS Variable Annuity III contracts will be waived.

NOW, THEREFORE, the parties agree, in consideration of their long-standing relationship and for other good and valuable consideration the sufficiency of which is hereby acknowledged by the parties, that CBSI waives any commissions due to it from CMIS under the Distribution and Servicing Agreements for the calendar year 2009 for sales of MEMBERS Variable Annuity III contracts subject to any required regulatory approval.

CUNA Brokerage Services, Inc.           CUNA Mutual Insurance Society

By: /s/ James H. Metz                   By: /s/ Jerry Pavelich
   --------------------------------        -------------------------------
        James H. Metz, President                Jerry Pavelich
                                                Executive  Vice President, Chief
                                                Financial Officer and Treasurer